425 LEXINGTON AVENUE NEW YORK, NY 10017
TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

September 30, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin and Lauren Hamilton

Re: Blackstone Private Credit Fund

Draft Registration Statement on Form N-2

File No. 333-248432

Ladies and Gentleman:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company (“BDC”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment No. 1”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on September 22, 2020 relating to the Registration Statement and to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1. We note that the Fund has applied for multi-class exemptive relief (File No. 812-15114) (“Multi-Class Relief”). If the Multi-Class Relief has not been granted by the time the Registration Statement is to be declared effective, please include disclosure in Amendment No. 1 clarifying which share classes are not yet available to the public.

The Fund has included the requested disclosure.

2. Please confirm that the Fund will comply with the Fixing America’s Surface Transportation Act (the “FAST Act”) requirements, including hyperlinking any materials that are incorporated by reference in Part C of the Fund’s registration statement.

Securities and Exchange Commission	September 30, 2020

The Fund confirms that it is in compliance with FAST Act requirements.

3. Confirm no text is missing within the “What types of investments do you intend to make?” section.

The Fund confirms that no text is missing.

4. If the Fund makes investments in Section 3(c)(1) or 3(c)(7) funds, please supplementally state how much the Fund will invest.

The Fund does not intend to make investments in Section 3(c)(1) or 3(c)(7) funds at this time.

5. Confirm whether it is appropriate to include waiver information in the footnotes to the fee table if the waiver is for less than one year.

Per the Staff’s comment, the Fund will remove this disclosure from the footnote.

6. Please update the trustee information table to include the Form N-2, Item 18 information in the table rather than in paragraph form.

The Fund has made the requested change.

7. Please confirm that repurchases related to failures to maintain the minimum account balance of $500 comply with Rule 23c-2.

The Fund will conduct repurchases related to failure to maintain minimum account balances pursuant to Rule 23c-1. The Fund believes the repurchase conditions set forth in Rule 23c-1 will be met and the notice required by Rule 23c-1(a)(11) will be satisfied by disclosure in the Fund’s periodic reports.

8. Please confirm the key symbols in Part C, page C-1 are included at the end of the exhibit list.

The Fund confirms the key symbols are included at the bottom of page C-1.

Securities and Exchange Commission	September 30, 2020

Please call Rajib Chanda (202-636-5543) or me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells Benjamin Wells

cc:	Vincent Di Stefano, Branch Chief
Rajib Chanda, Simpson Thacher & Bartlett LLP
Lucie Enns, Simpson Thacher & Bartlett LLP
Patrick Quinn, Simpson Thacher & Bartlett LLP

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